Filed pursuant to Rule 433
Registration No. 333-131982
Dated February 22, 2006

Issuer:	K. Hovnanian Enterprises, Inc.

Security Description:	Senior Notes

Face:	$300,000,000

Proceeds:	$297,240,000

Coupon:	7.500%

Maturity:	5/15/2016

Offering Price:	100.000%

Yield to Maturity:	7.500%

Spread to Treasury:	298

Benchmark:	4.50% UST due 2/2016

Ratings:	Ba1 / BB

Interest Payment Dates:	May 15th and November 15th

Commencing:	11/15/2006

Optional Redemption:	Non-callable for the life of the bond

Make-Whole:	T + 50

Change of Control Put:	At 101% of principal plus accrued interest

Trade Date:	2/22/2006

Settlement Date:	2/27/2006 (T+3)

CUSIP:

Minimum Allocation:	$1,000

Increments:	$1,000

Gross Spread:	0.92%

Book Runners:	Credit Suisse	25.00%
	Citigroup	17.00%
	Wachovia Securities	17.00%
	UBS Investment Bank	10.00%

Co-Managers:	Banc of America Securities LLC	7.00%
	JPMorgan	7.00%
	KeyBanc Capital Markets	4.00%
	RBS Greenwich Capital	4.00%
	BNP Paribas Securities	3.00%
	Calyon Securities (USA) Inc.	3.00%
	Piper Jaffray	3.00%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.